                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
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                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)/1/


                           Figgie International Inc.
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                               (Name of Issuer)

                Class B Common Stock, par value $.10 per share
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                        (Title of Class of Securities)

                                   316828607
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                                (Cusip Number)

                                Daniel R. Tisch
                             Mentor Partners, L.P.
                                500 Park Avenue
                           New York, New York 10022
                                (212) 935-7640
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 5, 1995
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                     (Date of Event which Requires Filing
                              of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

____________________________
/1/The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 6 Pages

                                 SCHEDULE 13D


--------------------------------             ----------------------------------
  CUSIP NO.     316828607                     PAGE    2   OF   6   PAGES
           ---------------------                  -------   -------
--------------------------------             ----------------------------------
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mentor Partners, L.P.  Employer I.D.# 06-126-0469
-------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   [_]
                                                                    (b)   [X]
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 3    SEC USE ONLY
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 4    SOURCE OF FUNDS*

                   WC
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                  [_]

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 7    CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Delaware
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                     7   SOLE VOTING POWER
     NUMBER OF           299,500

      SHARES       ------------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY                     0
                   ------------------------------------------------------------
       EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING             299,500

      PERSON       ------------------------------------------------------------

       WITH         10    SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------------

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      299,500
-------------------------------------------------------------------------------

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]

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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.3%
-------------------------------------------------------------------------------

 14   TYPE OF REPORTING PERSON*
             PN

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                     *SEE INSTRUCTION BEFORE FILLING OUT!

         This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 27, 1995 (the "Schedule 13D") by Mentor Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to the Class B Common Stock, par value $.10 per share (the "Shares"), of Figgie International Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 13D.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information set forth in Item 3 ("Source and Amount of Funds or Other Consideration") of the Schedule 13D is hereby amended and supplemented by adding the following information.

               The $2,663,791.55 used by the Partnership to purchase the Shares came from the Partnership's working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Shares acquired by the Partnership were purchased in the ordinary course of the Partnership's business.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in Item 5 ("Interest in Securities of the Issuer") of the Schedule 13D is hereby amended and supplemented by adding the following information to the respective paragraphs thereof.

         (a) As of the close of business on August 17, 1995, the Partnership beneficially owns an aggregate of 299,500 Shares (which is approximately 6.3% of the 4,726,669 Shares outstanding as reported on July 10, 1995 in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995).

         (c) Transactions in the Shares in the past 60 days by the Partnership are set forth on Schedule A attached hereto and hereby incorporated herein by reference. Except for such transactions, no other

                              Page 3 of 6 Pages
transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any Control Person.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 6 ("Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer") of the Schedule 13D is hereby amended and supplemented by adding the following information.

               During the period commencing February 16, 1995 and ending August 17, 1995, the Partnership completed short sales, all of which are currently open, of 167,600 shares of the Class A Common Stock, par value $.10 per share, of the Company. The short sales were effected in transactions on The Nasdaq National Market and the counterparties to the transactions are unknown to the Partnership.

                              Page 4 of 6 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  August 18, 1995

                                    MENTOR PARTNERS, L.P.

                                    By:   /s/ Daniel R. Tisch
                                        ----------------------
                                        Daniel R. Tisch
                                        Authorized Signature

                              Page 5 of 6 Pages

                                 SCHEDULE A/2/

                         Acquisitions of Shares by the
                         ------------------------------
                    Partnership During the Past Sixty Days
                    --------------------------------------

Transaction                Aggregate   Price per
Date          No. Shares   Price       Share
-----------   ----------   -----       --------

8/17/95       1,200        $13,698     $11.415


















____________________
/2/  All Shares were purchased in transactions on the Nasdaq National Market.

                              Page 6 of 6 Pages